Exhibit 5.1

Fulbright & Jaworski LLP
July 24, 2013	666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
United States
Tel +1 212 318 3000
Fax +1 212 318 3400
Applied DNA Sciences, Inc.	nortonrosefulbright.com
50 Health Sciences Drive
Stony Brook, NY 11790

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-3 (the “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on behalf of Applied DNA Sciences, Inc., a Delaware corporation (the “Company”), relating to 124,282,314 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”).  The Shares include 46,742,209 shares of Common Stock issuable upon conversion of Series B Preferred Stock (the “Conversion Shares”) and 66,844,918 shares of Common Stock issuable upon exercise of Series A, Series B and Series C Warrants (the “Warrants”) (the “Warrant Shares”).  All of the Shares are being registered on behalf of a selling stockholder (the “Selling Stockholder”) named in the Registration Statement.

As counsel to the Company, we have examined such corporate records, other documents and such questions of law as we have deemed necessary or appropriate for the purposes of this opinion and, upon the basis of such examinations, advise you that in our opinion:

1.           The Shares (other than the Conversion Shares and the Warrant Shares) have been duly authorized and have been validly issued and are fully paid and non-assessable.

2.           The Conversion Shares have been duly authorized and, when issued upon conversion of the Series B Preferred Stock in accordance with the terms of the Certificate of Designations of the Series B Convertible Preferred Stock filed with the Secretary of State of Delaware on July 24, 2013, and upon delivery of the consideration for such Shares of Common Stock as described therein, will be validly issued, fully paid and non-assessable.

3.           The Warrant Shares have been duly authorized and, when issued upon exercise of the Warrants in accordance with their respective terms, will be validly issued, fully paid and non-assessable.

We assume that appropriate action will be taken, prior to the offer and sale of the Shares, to register and qualify the Shares for sale under all applicable state securities or “blue sky” laws.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

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July 24, 2013

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.”  This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Act.

Very truly yours,

Fulbright & Jaworski LLP